082-03854

09046767

JOHN KEELLS HOLDINGS PLC

SUPPL

INTERIM REPORT - THREE MONTHS ENDED 30TH JUNE 2009

dw 8/17

John Keells Group

CHAIRMAN'S MESSAGE

Dear Stakeholder,

Profit Before Tax (PBT) for the quarter, ended 30 June 2009, was Rs. 959 million, 16 per cent below the PBT of Rs. 1.14 billion in the corresponding quarter of the previous year.

The profits attributable to Equity Holders for the quarter, ended 30 June 2009, of Rs. 650 million, reflected a decrease of 22 per cent over the corresponding period in the previous year.

Revenue for the quarter, ended 30 June 2009, was Rs. 10.07 billion, 9 per cent below that of the corresponding period of the previous year of Rs.11.09 billion.

At a Company level, the net profits for the quarter, ended 30 June 2009 was Rs. 1.8 billion, being a 422 per cent increase compared to Rs. 345 million in the corresponding period of the previous year due to higher dividends received from subsidiary and associate companies.

Transportation PBT decreased by 43 per cent to Rs. 529 million compared to the same period last year [2008/09 Q1: Rs. 920 million]. The decline is mainly due to Lanka Marine Services experiencing a decrease in revenue and increased costs from the new operating format.

Leisure recorded a loss of Rs. 47 million in the first quarter. Compared to the same period last year, this was a significant improvement [2008/09 Q1: Loss Rs. 358 million] on the back of a better performance by the Maldives resorts and the Colombo city hotels. Trans Asia Hotel is currently undergoing a complete refurbishment and re-branding, and is to be re-launched as Cinnamon Lakeside in September 2009. With the positive change in the environment, we are very optimistic of the potential for the tourism industry in Sri Lanka. However, the global economic environment poses some challenges for tourism, as already witnessed in the Maldives.

Property recorded an overall decrease in PBT of 81 per cent to Rs. 34 million compared to the corresponding period last year [2008/09 Q1: Rs. 180 million - the final payments for the Monarch were received during this period]. The Monarch project is now complete whilst the construction work on Emperor is in progress. The current environment has resulted in an improvement in sentiment in the property development sector which augurs well for the future.

Consumer Foods and Retail showed a PBT increase to Rs. 41 million compared to first quarter last year [2008/09 Q1: Loss Rs. 0.01 million]. Revenues increased by 18% to Rs.3.8 billion mainly as a result of the expansion of our supermarket chain. Ceylon Cold Stores and Keells Food Products showed a significant increase in PBT compared to last year, largely due to improved efficiencies.

CHAIRMAN'S MESSAGE

Financial Services recorded a PBT increase of 17 per cent to Rs. 217 million compared to the same period last year [2008/09 Q1: Rs. 186 million]. The banking associate of the financial services group, NTB, was the main contributor towards this increase with a PBT of Rs. 190 million. John Keells Stock Brokers has also performed well as a result of increased activity on the Colombo Stock Exchange.

Information Technology saw an improved performance by the BPO business, which is making encouraging progress in its business expansion efforts. The BPO business has increased its number of revenue generating seats, resulting in higher revenues. The Information Technology Group recorded a loss of Rs. 32 million compared to last year [2008/09 Q1: Loss Rs. 16 million].

Others comprising of Plantation Services, Strategic Investments and the Corporate Centre recorded an overall decrease in PBT by 6 per cent to Rs. 217 million [2008/09 Q1: Rs. 232 million]. The figures in Q1 2008/09 included the contribution from AMW, which has since been divested.

The Group is currently reviewing its plans in the light of the new potential that has emerged as a result of the country's success in its fight against terrorism. As stated in our annual report, the Group has been continuously focusing on process improvement and we believe that we are well positioned both in terms of organisational capability and financial strength to be a key part of the nation's economic development.

S.C. Ratnayake
Chairman

30 July 2009

Provisional financial statements

CONSOLIDATED BALANCE SHEET

As at 30th June	2009	2008	As at 31.03.2009
ASSETS			
Non-current assets			
Property, plant & equipment	29,673,535	28,170,573	29,965,422
Leasehold property	4,719,319	4,605,409	4,775,712
Investment property	2,329,015	2,288,442	2,329,015
Intangible assets	2,625,042	224,970	2,667,891
Investments in subsidiaries & joint ventures	5,115	5,115	5,115
Investments in associates	12,696,312	11,070,787	13,055,642
Other investments	8,449,675	125,224	8,751,603
Deferred tax asset	156,163	116,531	147,846
Other non-current assets	1,851,415	1,283,953	1,799,000
	62,505,591	47,891,004	63,497,246
Current assets			
Inventories	2,476,728	3,477,746	2,254,303
Investments held for sale	-	37,331	14,299
Trade & other receivables	9,522,215	6,564,563	9,027,653
Amounts due from related parties	14,275	21,704	22,129
Short term investments	16,410,039	17,939,986	15,347,437
Cash in hand & at bank	1,717,892	2,177,389	2,052,642
	30,141,149	30,218,719	28,718,463
Total assets	92,646,740	78,109,723	92,215,709
EQUITY & LIABILITIES			
Equity attributable to equity holders of the parent			
Stated capital	22,544,204	22,464,867	22,525,108
Capital reserves	7,374,059	5,939,399	7,436,723
Revenue reserves	15,663,579	15,118,444	15,620,270
	45,581,842	43,522,710	45,582,101
Minority interest	4,675,498	4,761,999	4,960,310
Total equity	50,257,340	48,284,709	50,542,411
Non-current liabilities			
Insurance provisions	11,670,613	-	11,025,614
Non-interest bearing borrowings	21,000	21,000	21,000
Interest bearing borrowings	13,755,798	15,432,803	14,739,141
Deferred tax liabilities	737,465	712,651	777,236
Employee benefit liabilities	982,615	827,386	956,917
Other deferred liabilities	5,038	6,905	5,167
Other non-current liabilities	278,045	353,368	274,576
	27,450,574	17,354,113	27,799,651
Current liabilities			
Trade & other payables	6,977,022	6,473,681	6,505,477
Amounts due to related parties	20,623	1,657	16,471
Income tax liabilities	573,466	462,955	514,362
Short term borrowings	90,000	863,548	90,000
Current portion of interest bearing borrowings	2,326,062	1,237,669	1,817,511
Bank overdrafts	4,951,653	3,431,391	4,929,826
	14,938,826	12,470,901	13,873,647
Total equity & liabilities	92,646,740	78,109,723	92,215,709
	Rs.	Rs.	Rs.
Net assets per share	74.53	71.17	74.53

Note : *All values are in Rupees '000s, unless otherwise stated.*
The above figures are subject to audit.

I certify that the financial statements comply with the requirements of the Companies Act No.7 of 2007

M.J.S. Rajakariar
Group Financial Controller

The Board of Directors is responsible for the preparation and presentation of these financial statements.

S. C. Ratnayake
Chairman

J. R. F. Peiris
Group Finance Director

30 July 2009

Provisional financial statements

CONSOLIDATED INCOME STATEMENT

For the three months ended 30th June	2009	2008	Change %	Year ended 31.03.2009
Revenue	**10,067,314**	11,085,830	(9)	**41,022,520**
Cost of sales	**(8,080,204)**	(8,755,878)	(8)	**(31,211,564)**
Gross profit	**1,987,110**	2,329,952	(15)	**9,810,956**
Dividend income	**328**	694	(53)	**53,765**
Other operating income	**1,228,360**	648,286	89	**3,735,102**
Distribution expenses	**(431,977)**	(375,059)	15	**(1,382,765)**
Administrative expenses	**(1,742,005)**	(1,506,078)	16	**(6,255,278)**
Other operating expenses	**(303,265)**	(276,921)	10	**(1,382,180)**
Finance expenses	**(428,863)**	(417,307)	3	**(1,695,139)**
Change in fair value of investment property	**-**	-	-	**40,573**
Share of results of associates	**649,748**	741,011	(12)	**2,349,941**
Profit on sale of non-current investments	**-**	-	-	**1,025,779**
Profit before tax	**959,436**	1,144,578	(16)	**6,300,754**
Tax expense	**(267,229)**	(279,618)	(4)	**(1,326,590)**
Profit for the period	**692,207**	864,960	(20)	**4,974,164**
Attributable to :				
Equity holders of the parent	**650,446**	832,544	(22)	**4,741,818**
Minority interest	**41,761**	32,416	29	**232,346**
	692,207	864,960	(20)	**4,974,164**
	Rs.	Rs.		**Rs.**
Earnings per share				
Basic	**1.06**	1.31		**7.58**
Diluted	**1.06**	1.30		**7.58**
Dividend per share	**1.00**	1.00		**3.00**

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

CONSOLIDATED CASH FLOW STATEMENT

For the three months ended 30th June	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	**959,436**	1,144,578
Adjustments for :		
Interest income	**(767,086)**	(495,130)
Dividend income	**(328)**	(694)
Finance expenses	**428,863**	417,307
Share of results of associates	**(649,748)**	(741,011)
Depreciation of property, plant & equipment	**454,839**	414,338
Impairment losses on property, plant & equipment and investment	**-**	5,538
Profit on sale of property, plant & equipment	**(37,590)**	(7,198)
Profit on sale of investments held for sale	**(9,109)**	-
Profit on sale of other investment	**(90,478)**	-
Amortisation / depreciation of other non-current assets	**136,221**	54,025
Amortisation of other deferred liabilities	**(129)**	(520)
Gratuity provision and related costs	**44,422**	46,452
(Gain) / loss on foreign exchange	**2,791**	67
Surplus of insurance claim on property, plant & equipment	**(30,000)**	-
Negative goodwill on acquisitions	**(38,472)**	-
Operating profit before working capital changes	**403,632**	837,752
(Increase) / decrease in inventories	**(219,353)**	385,492
(Increase) / decrease in receivables & prepayments	**(356,259)**	315,244
(Increase) / decrease in non-current assets	**(104,261)**	4,864
Increase / (decrease) in creditors & accruals	**492,854**	(1,388,799)
Increase / (decrease) in insurance provision	**644,999**	-
Cash generated from operations	**861,612**	154,553
Interest received	**767,086**	495,130
Finance expenses paid	**(428,863)**	(417,307)
Dividend received	**858,853**	100,502
Tax paid	**(316,136)**	(137,287)
Gratuity paid	**(18,775)**	(17,658)
Net cash flow from operating activities	**1,723,777**	177,933
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES		
Purchase and construction of property, plant & equipment	**(217,072)**	(418,720)
Addition to intangible assets	**(1,983)**	(3,248)
Increase in interest in subsidiaries	**(70,113)**	-
Proceeds from sale of property, plant & equipment	**59,746**	24,209
Proceeds from sale of investments held for sale	**84,632**	-
Proceeds from / (repayment of) other investments (net)	**392,406**	-
Grants received for investing activities	**-**	315
Net cash flow from / (used in) investing activities	**247,616**	(397,444)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of shares	**19,096**	600
Dividend paid to equity holders of parent	**(611,353)**	(636,003)
Dividend paid to minority shareholders	**(215,691)**	(670)
Proceeds from interest bearing borrowings	**-**	8,074,195
Repayment of interest bearing borrowings	**(412,088)**	(268,055)
Proceeds from / (repayment of) short term borrowings (net)	**-**	488,548
Net cash flow from / (used in) financing activities	**(1,220,036)**	7,658,615
NET INCREASE / (DECREASE) IN CASH & CASH EQUIVALENTS	**751,357**	7,439,104
CASH & CASH EQUIVALENTS AT THE BEGINNING	**12,470,253**	9,244,897
CASH & CASH EQUIVALENTS AT THE END	**13,221,610**	16,684,001
ANALYSIS OF CASH & CASH EQUIVALENTS		
Short term investments	**16,410,039**	17,939,986
Exchange (gain) / loss included in short term investments	**45,332**	(1,983)
Cash in hand & at bank	**1,717,892**	2,177,389
Bank overdrafts	**(4,951,653)**	(3,431,391)
	13,221,610	16,684,001

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

Provisional financial statements

STATEMENT OF CHANGES IN EQUITY - GROUP

	Attributable to equity holders of parent										
	Stated capital	Re-valuation reserve	Exchange translation reserve	Other capital reserves	General reserves	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total	Minority interest	Total equity
As at 1 April 2009	**22,525,108**	**5,517,736**	**1,493,222**	**425,765**	**3,870,775**	**1,572,188**	**75,000**	**10,102,307**	**45,582,101**	**4,960,310**	**50,542,411**
Share options exercised	19,096	-	-	-	-	-	-	-	19,096	-	19,096
Currency translation differences	-	-	(30,645)	-	-	-	-	-	(30,645)	(2,620)	(33,265)
Net gain / (loss) recognised directly in equity											
Acquisitions, disposals and changes in holding	-	-	-	-	-	-	-	-	-	(104,046)	(104,046)
Associate company share of net assets	-	-	(32,019)	-	-	-	-	-	(32,019)	-	(32,019)
Profit for the period	-	-	-	-	-	-	-	650,446	650,446	41,761	692,207
Final dividend paid 2008/09	-	-	-	-	-	-	-	(611,353)	(611,353)	-	(611,353)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	4,216	4,216	(219,907)	(215,691)
As at 30 June 2009	**22,544,204**	**5,517,736**	**1,430,558**	**425,765**	**3,870,775**	**1,572,188**	**75,000**	**10,145,616**	**45,581,842**	**4,675,498**	**50,257,340**
As at 1 April 2008 *(Re-stated)*	**22,464,267**	**4,692,088**	**908,299**	**418,640**	**3,870,775**	**1,572,188**	**75,000**	**9,395,743**	**43,397,000**	**4,769,775**	**48,166,775**
Share options exercised	600	-	-	-	-	-	-	-	600	-	600
Currency translation differences	-	-	(17,824)	-	-	-	-	-	(17,824)	(3,108)	(20,932)
Net gain / (loss) recognised directly in equity											
Surplus on revaluation / transfer	-	(35,880)	-	-	-	-	-	-	(35,880)	(28,217)	(64,097)
Associate company share of net assets	-	-	(25,924)	-	-	-	-	-	(25,924)	-	(25,924)
Profit for the period	-	-	-	-	-	-	-	832,544	832,544	32,416	864,960
Final dividend paid - 2007/08	-	-	-	-	-	-	-	(636,003)	(636,003)	-	(636,003)
Subsidiary dividend to minority shareholders	-	-	-	-	-	-	-	8,197	8,197	(8,867)	(670)
As at 30 June 2008	**22,464,867**	**4,656,208**	**864,551**	**418,640**	**3,870,775**	**1,572,188**	**75,000**	**9,600,481**	**43,522,710**	**4,761,999**	**48,284,709**

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

COMPANY BALANCE SHEET

As at 30th June	2009	2008	As at 31.03.2009
ASSETS			
Non-current assets			
Property, plant & equipment	196,123	277,554	227,877
Investment property	899,000	832,158	899,000
Investments in subsidiaries & joint ventures	19,826,830	17,452,865	19,693,717
Investments in associates	7,959,247	6,204,777	7,959,247
Other investments	82,525	94,507	814,112
Other non-current assets	78,509	65,687	84,740
	29,042,234	24,927,548	29,678,693
Current assets			
Inventories	807	817	810
Investments held for sale	-	15,860	3,900
Trade & other receivables	606,570	557,397	777,843
Amounts due from related parties	215,956	335,085	200,560
Short term investments	12,660,129	13,969,668	11,431,363
Cash in hand & at bank	43,240	504,632	16,748
	13,526,702	15,383,459	12,431,224
Total assets	42,568,936	40,311,007	42,109,917
EQUITY & LIABILITIES			
Stated capital	22,544,204	22,464,867	22,525,108
Revenue reserves	7,717,340	6,051,702	6,527,647
Total equity	30,261,544	28,516,569	29,052,755
Non-current liabilities			
Interest bearing borrowings	9,817,243	10,618,493	10,482,593
Employee benefit liabilities	92,458	83,696	92,358
	9,909,701	10,702,189	10,574,951
Current liabilities			
Trade & other payables	239,788	329,042	393,311
Amounts due to related parties	6,323	2,078	5,619
Current portion of interest bearing borrowings	1,349,500	300,000	777,650
Bank overdrafts	802,080	461,129	1,305,631
	2,397,691	1,092,249	2,482,211
Total equity & liabilities	42,568,936	40,311,007	42,109,917
	Rs.	Rs.	Rs
Net assets per share	49.48	46.63	47.51

Note : *All values are in Rupees '000s, unless otherwise stated.*
The above figures are subject to audit.

I certify that the financial statements comply with the requirements of the Companies Act No.7 of 2007

M.J.S. Rajakariar
Group Financial Controller

The Board of Directors is responsible for the preparation and presentation of these financial statements.

S. C. Ratnayake
Chairman

J. R. F. Peiris
Group Finance Director

30 July 2009

Provisional financial statements

COMPANY INCOME STATEMENT

For the three months ended 30th June	2009	2008	Change %	Year ended 31.03.2009
Revenue	132,952	143,362	(7)	587,312
Cost of sales	(57,984)	(63,463)	(9)	(222,356)
Gross profit	74,968	79,899	(6)	364,956
Dividend income	1,709,368	296,498	477	2,482,685
Other operating income	442,570	404,300	9	1,910,671
Administrative expenses	(176,588)	(208,304)	(15)	(661,411)
Other operating expenses	(13,148)	(8,884)	48	(40,232)
Finance expenses	(236,124)	(218,621)	8	(913,009)
Change in fair value of investment property	-	-	-	66,842
Profit from sale of non-current investments	-	-	-	1,209,803
Profit before tax	1,801,046	344,888	422	4,420,305
Tax expense	-	-	-	(57,033)
Profit for the period	1,801,046	344,888	422	4,363,272
	Rs.	Rs.		Rs.
Dividend per share	1.00	1.00		3.00

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

COMPANY CASH FLOW STATEMENT

For the three months ended 30th June	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before tax	**1,801,046**	344,888
Adjustments for:		
Finance expenses	**236,124**	218,621
Depreciation of property, plant & equipment	**26,930**	28,269
Profit on sale of property, plant & equipment	**(97)**	(2,063)
Profit on sale of investments held for sale	**(19,508)**	-
Profit on sale of other investment	**(90,478)**	-
Loss on foreign exchange	**2,791**	67
Gratuity provision and related costs	**2,110**	5,322
Operating profit before working capital changes	**1,958,918**	595,104
(Increase) / decrease in receivables & prepayments	**104,229**	(393,337)
Increase / (decrease) in creditors & accruals	**(150,767)**	7,490
Cash generated from operations	**1,912,380**	209,257
Finance expenses paid	**(236,124)**	(218,621)
Tax paid	**(16,528)**	(8,321)
Gratuity paid	**(2,010)**	(1,956)
Net cash flow from operating activities	**1,657,718**	(19,641)
CASH FLOWS FROM / (USED IN) INVESTING ACTIVITIES		
Purchase and construction of property, plant & equipment	**(1,329)**	(19,034)
Increase in interest in subsidiaries	**(133,113)**	-
Proceeds from sale of property, plant & equipment	**6,250**	4,704
Proceeds from sale of investments held for sale	**72,404**	-
Proceeds from other investments	**844,468**	-
Net cash flow from/(used) in investing activities	**788,680**	(14,330)
CASH FLOWS FROM / (USED IN) FINANCING ACTIVITIES		
Proceeds from issue of shares	**19,096**	600
Dividend paid	**(611,353)**	(636,003)
Proceeds from interest bearing borrowings	**-**	8,070,950
Repayment of interest bearing borrowings	**(50,000)**	(50,000)
Net cash flow from / (used in) financing activities	**(642,257)**	7,385,547
NET INCREASE IN CASH & CASH EQUIVALENTS	**1,804,141**	7,351,576
CASH & CASH EQUIVALENTS AT THE BEGINNING	**10,142,480**	6,659,612
CASH & CASH EQUIVALENTS AT THE END	**11,946,621**	14,011,188
ANALYSIS OF CASH & CASH EQUIVALENTS		
Short term investments	**12,660,129**	13,969,668
Exchange (gain) / loss included in short term investments	**45,332**	(1,983)
Cash in hand & at bank	**43,240**	504,632
Bank overdrafts	**(802,080)**	(461,129)
	11,946,621	14,011,188

Note : All values are in Rupees '000s, unless otherwise stated.
Figures in brackets indicate deductions.
The above figures are subject to audit.

Provisional financial statements

STATEMENT OF CHANGES IN EQUITY - COMPANY

	Stated Capital	General reserve	Dividend reserve	Investment equalisation reserve	Accumulated profit	Total equity
As at 1 April 2009	**22,525,108**	**2,600,000**	**1,519,322**	**75,000**	**2,333,325**	**29,052,755**
Share options exercised	19,096	-	-	-	-	19,096
Profit for the period	-	-	-	-	1,801,046	1,801,046
Final dividend paid 2008/09	-	-	-	-	(611,353)	(611,353)
As at 30 June 2009	**22,544,204**	**2,600,000**	**1,519,322**	**75,000**	**3,523,018**	**30,261,544**
As at 1 April 2008	**22,464,267**	**2,600,000**	**1,519,322**	**75,000**	**2,148,495**	**28,807,084**
Share options exercised	600	-	-	-	-	600
Profit for the period	-	-	-	-	344,888	344,888
Final dividend paid - 2007/08	-	-	-	-	(636,003)	(636,003)
As at 30 June 2008	**22,464,867**	**2,600,000**	**1,519,322**	**75,000**	**1,857,380**	**28,516,569**

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
The above figures are subject to audit.

Provisional financial statements

SEGMENT INFORMATION

For the three months ended 30th June	Transportation		Leisure		Property		Consumer Foods & Retail		Financial Services		Information Technology		Others		Group Total	
	2009	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
Total revenue	**1,865,901**	4,459,450	**2,192,842**	2,024,858	**206,198**	455,235	**3,928,467**	3,316,520	**1,202,567**	21,794	**403,076**	420,717	**817,035**	867,226	**10,616,086**	11,565,800
Intra segment revenue	**-**	-	**(149,782)**	(111,599)	**(431)**	(684)	**(94,436)**	(68,511)	**-**	-	**(1,651)**	(1,573)	**(20,442)**	(17,941)	**(266,742)**	(200,308)
Segment revenue	**1,865,901**	4,459,450	**2,043,060**	1,913,259	**205,767**	454,551	**3,834,031**	3,248,009	**1,202,567**	21,794	**401,425**	419,144	**796,593**	849,285	**10,349,344**	11,365,492
Inter segment revenue	**(72,196)**	(69,805)	**(2,952)**	(11,322)	**(51,539)**	(39,774)	**(12,141)**	(6,469)	**-**	-	**(34,377)**	(37,836)	**(108,825)**	(114,456)	**(282,030)**	(279,662)
Revenue	**1,793,705**	4,389,645	**2,040,108**	1,901,937	**154,228**	414,777	**3,821,890**	3,241,540	**1,202,567**	21,794	**367,048**	381,308	**687,768**	734,829	**10,067,314**	11,085,830
Segment results	**42,363**	401,233	**68,229**	(239,261)	**25,251**	155,343	**87,786**	53,521	**73,262**	(7,015)	**(20,175)**	(7,984)	**(13,084)**	(22,554)	**263,632**	333,283
Eliminations / unallocated															**474,919**	487,591
															738,551	820,874
Finance expenses	**(8,335)**	(6,750)	**(129,792)**	(132,690)	**(2,569)**	(695)	**(42,910)**	(52,389)	**(41)**	(4)	**(1,511)**	56	**(243,705)**	(224,835)	**(428,863)**	(417,307)
Share of results of associates	**473,701**	494,185	**-**		**-**	-	**-**		**190,515**	185,500	**(14,468)**	(9,665)	**-**	70,991	**649,748**	741,011
Profit / (loss) before tax	**528,762**	920,062	**(47,180)**	(357,684)	**34,167**	179,765	**41,041**	(10)	**217,209**	185,686	**(31,925)**	(15,512)	**217,362**	232,271	**959,436**	1,144,578
Tax expense	**(22,771)**	(90,204)	**(7,545)**	7,735	**(11,867)**	(14,458)	**(51,702)**	(11,833)	**(106,351)**	(67,507)	**(5,248)**	(6,543)	**(61,745)**	(96,808)	**(267,229)**	(279,618)
Profit / (loss) for the period	**505,991**	829,858	**(54,725)**	(349,949)	**22,300**	165,307	**(10,661)**	(11,843)	**110,858**	118,179	**(37,173)**	(22,055)	**155,617**	135,463	**692,207**	864,960
Attributable to:																
Equity holders of the parent	**496,286**	819,941	**(50,663)**	(311,866)	**19,997**	139,784	**(8,897)**	(7,796)	**110,402**	118,268	**(37,173)**	(22,055)	**120,494**	96,268	**650,446**	832,544
Minority interest	**9,705**	9,917	**(4,062)**	(38,083)	**2,303**	25,523	**(1,764)**	(4,047)	**456**	(89)	**-**	-	**35,123**	39,195	**41,761**	32,416
	505,991	829,858	**(54,725)**	(349,949)	**22,300**	165,307	**(10,661)**	(11,843)	**110,858**	118,179	**(37,173)**	(22,055)	**155,617**	135,463	**692,207**	864,960

Note : *All values are in Rupees '000s, unless otherwise stated.*
Figures in brackets indicate deductions.
In addition to segment results, other information such as finance expenses, tax expenses have been allocated to segments for better presentation.
The above figures are subject to audit.

Provisional financial statements

NOTES TO THE FINANCIAL STATEMENTS

For the three months ended 30th June

		2009	2008
1	Market price per share	Rs.	Rs.
	Highest	**145.00**	122.00
	Lowest	**62.50**	110.00
	Last traded	**136.75**	110.00

2 The interim financial statements of the company and of the group have been prepared on the basis of the same accounting policies and methods applied for the year ended 31 March 2009 and are in compliance with Sri Lanka Accounting Standard 35 - Interim Financial Reporting.

3 The presentation and classification of the financial statements of the previous year, have been amended, where relevant, for better presentation and to be comparable with those of the current year.

4 Net assets per share have been calculated, for all periods, based on the number of shares in issue as at 30 June 2009.

5 Stated capital is represented by number of shares in issue as given below:

As at	30-6-2009	30-6-2008	31-3-2009
Ordinary shares	**611,558,063**	634,912,645	**611,352,996**
Global depository receipts	**983,736**	1,090,380	**993,406**

6 The percentage of shares held by the public as at 30 June 2009 was 84.53% (31 March 2009 – 80.42%).

7 The number of shares held by the Board of directors are as follows:

As at	30-6-2009	31-3-2009
S C Ratnayake – Chairman / CEO	**3,227,747**	3,227,747
A D Gunewardene	**3,527,668**	3,527,668
G S A Gunasekera (retired w.e.f. 30-6-2009)	**1,324,574**	1,524,574
J R F Peiris	**189,628**	189,628
E F G Amerasinghe	**4,136**	4,136
T Das	**Nil**	Nil
S Enderby	**Nil**	Nil
P D Rodrigo	**Nil**	Nil
S S Tiruchelvam	**Nil**	Nil

8 Twenty largest shareholders of the company are as follows:

	As at	30-6-2009 Number of shares	%	31-3-2009 Number of shares	%
1	Mr S E Captain	**86,145,990**	**14.1**	80,951,889	13.2
2	Mr R Rajaratnam	**52,492,064**	**8.6**	56,358,764	9.2
3	Sri Lanka Insurance Corporation Ltd-Life Fund	**28,062,085**	**4.6**	28,062,085	4.6
4	The Emerging Markets South Asian Fund	**21,042,258**	**3.4**	20,142,258	3.3
5	Genesis Smaller Companies	**15,708,495**	**2.6**	15,708,495	2.6
6	Estate of A A N De Fonseka	**14,964,269**	**2.4**	14,964,269	2.4
7	Aberdeen Global Asia Pacific Equity Fund	**14,885,803**	**2.4**	14,885,803	2.4
8	Arisaig India Fund Limited	**14,431,575**	**2.4**	14,783,475	2.4
9	Genesis Group Trust Emerging Markets Fund	**13,666,677**	**2.2**	13,666,677	2.2
10	Deutsche Bank AG - London	**12,992,100**	**2.1**	-	-
11	Sri Lanka Insurance Corporation Ltd-General Fund	**10,800,000**	**1.8**	10,800,000	1.8
12	Rubber Investment Trust Limited A/C no.1	**10,763,178**	**1.8**	10,763,178	1.8
13	FS Asia Pacific	**10,654,403**	**1.7**	12,458,500	2.0
14	Genesis Emerging Markets Opportunities Fund Limited	**8,639,739**	**1.4**	8,639,739	1.4
15	Fast Gain International Limited	**7,805,062**	**1.3**	7,805,062	1.3
16	Mr K Balendra	**7,440,457**	**1.2**	7,702,457	1.3
17	Ms L A Captain	**7,153,189**	**1.2**	6,400,289	1.0
18	Paints & General Industries Limited	**7,088,901**	**1.2**	-	-
19	Aberdeen Asia Pacific Fund	**6,805,672**	**1.1**	6,805,672	1.1
20	Employees Provident Fund	**6,093,248**	**1.0**	5,995,548	1.0

9 In April 2009, the company infused additional equity of Rs. 40 mn in John Keells Logistics Lanka (Pvt) Ltd.

10 In May 2009, the company paid out Rs. 70 million in conclusion of the mandatory offer to the remaining shareholders of Union Assurance PLC.

11 A final dividend of Rs. 1.00 per share for the financial year ended 31 March 2009 was paid on 10 June 2009.

12 There has been no significant change in the nature of the contingent liabilities, which were disclosed in the annual report for the year ended 31 March 2009.

13 There have been no other events subsequent to the balance sheet date, which require disclosure in the interim financial statements.

14 All values included in these financial statements are in Rs. '000s unless otherwise stated.

CORPORATE INFORMATION

Name of company
John Keells Holdings PLC

Legal form
Public Limited Liability Company
Incorporated in Sri Lanka in 1979
Ordinary Shares listed on the
Colombo Stock Exchange
GDRs listed on the Luxembourg Stock Exchange

Registered office of the company
130 Glennie Street
Colombo 2
Sri Lanka

Company registration No.
PQ 14

Directors
S C Ratnayake – Chairman
A D Gunewardene – Deputy Chairman
J R F Peiris
E F G Amerasinghe
T Das
S Enderby
P D Rodrigo
S S Tiruchelvam

Audit Committee
P D Rodrigo – Chairman
E F G Amerasinghe
S Enderby
S S Tiruchelvam

Remuneration Committee
E F G Amerasinghe – Chairman
P D Rodrigo
S S Tiruchelvam

Nominations Committee
T Das – Chairman
S Enderby
S C Ratnayake
S S Tiruchelvam

Secretaries and registrars
Keells Consultants Limited
130 Glennie Street
Colombo 2
Sri Lanka

Auditors
Ernst & Young
Chartered Accountants
P.O. Box 101
Colombo
Sri Lanka

Bankers
Bank of Ceylon
Citibank N.A
Commercial Bank
Deutsche Bank A.G
DFCC Bank
DFCC Vardhana Bank
Hatton National Bank
Hongkong and Shanghai Banking Corporation
ICICI Bank
Nations Trust Bank
NDB Bank
People's Bank
Sampath Bank
Seylan Bank
Standard Chartered Bank

Depository for GDRs
Citibank NA
New York

Investor Relations
John Keells Holdings PLC
P.O. Box 76
130 Glennie Street
Colombo 2
Sri Lanka
Telephone : +(94) 11 230 6167
+(94) 11 230 6000
Facsimile : +(94) 11 230 6160
Internet : www.keells.com
Email : jkh@keells.com

NOTES

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